METALLA PROVIDES UPDATE ON THE ENDEAVOR MINE SILVER STREAM

FOR IMMEDIATE RELEASE	TSXV: MTA
October 27, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean Australian dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to report Sandfire Resources Ltd ("Sandfire") (ASX: SFR) has announced by press release on October 27, 2020 that they have entered into a farm-in agreement ("Farm-in") with CBH Resources Ltd, a subsidiary of Toho Zinc (TYO: 5707), to earn-in up to a 100% interest in the Endeavor mine and surrounding exploration tenements ("Tenements"). The Endeavor mine is a  zinc, lead, and silver deposit located near Cobar, New South Wales. Metalla holds a 100% by-product silver stream on the Endeavor mine.

Brett Heath, President & CEO of Metalla commented, "We are thrilled to welcome Sandfire Resources as a new counterparty into one of the most prolific base metal belts in Australia. Sandfire is a well-capitalized producer with technical and geological expertise that will provide the Endeavor project with the potential for future discoveries and a path to restarting production." Mr. Heath continued, "The new farm-in agreement will provide Metalla with prolonged exposure to silver in a high-grade zinc, lead, and silver mine operated by a top tier counterparty."

HIGHLIGHTS OF THE FARM-IN AGREEMENT

Sandfire announced that:

  it has the right to earn up to 51% by spending $10 million and 75% by spending $20 million or acquire 100% for a payment of $30 million.
  the package includes the Endeavor underground base metal mine (currently on care and maintenance), infrastructure and 1.2Mtpa processing plant, plus a highly prospective tenement package in the Cobar Basin.
  Sandfire will undertake exploration within the surrounding tenements, with the farm-in representing a complementary strategic addition to its East Coast Base Metals Strategy, which already includes an extensive position in the Lachlan Fold Belt of NSW.

ENDEAVOR MINE

The Cobar Basin in NSW is a base metal district and hosts numerous mines. The Endeavor mine was in near-continuous operation since 1982 and has extensive underground and surface infrastructure including a 1.2Mpta processing facility and tailings storage facility. The mine was placed on care and maintenance in December 2019(1).

Sandfire disclosed that it will bring its technical exploration and geological expertise to the project, with a focus on exploration within the surrounding tenement package aimed at making new discoveries which could leverage off the existing infrastructure(2).  Sandfire believes the Farm-in represents a complementary strategic addition to its East Coast Australia Base Metal Exploration Initiative, which already includes a large ground position in the Lachlan Fold Belt and Cobar Basin in NSW and an extensive portfolio in the Mt Isa region in Queensland(1).

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (12.6 million ounces remaining under the contract) from the Endeavor mine for an operating cost contribution of US$1.00 for each ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price when the market price of silver exceeds US$7.00 per ounce.

Metalla consented to the Farm-in transaction in accordance with its silver stream agreement.

ABOUT SANDFIRE RESOURCES

Sandfire Resources Ltd is an Australia-based mining and exploration company. The Company's flagship DeGrussa Copper-Gold Mine is located approximately 900 kilometer north-east of Perth in Western Australia. During Fiscal 2020, Sandfire Resources generated $656M in revenue through copper and gold production(3). The DeGrussa Project produces copper concentrate and copper grade with notable gold and silver credits. It also holds the T3 Copper-Silver Project, which is a copper exploration and development asset in Botswana, located in the Kalahari Copper Belt. Through joint ventures and farm-in agreements, it also holds various projects, such as Greater Doolgunna Project, Morck Well Project, Peak Hill Project, Enterprise Project, Bryah Project, Springfield Project and Cheroona Project(3).

Please visit https://www.sandfire.com.au/site/content/ for more information.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) See CBH Resources Press Release December 13, 2019 (https://www.cbhresources.com.au/files/2515/7620/4516/Media_Release_13_12_2019.pdf)

(2) See Sandfire Resources Press Release October 27 2020 (https://www.sandfire.com.au/site/PDF/846ff5b8-0b54-4064-8809-8b3fa9a88946/SandfireentersEndeavorFarmInCobarNSW)

(3) See Sandfire Resources 2020 Earnings Announcement (https://www.sandfire.com.au/site/PDF/e09ae859-8bb9-4813-9dde-a25750573811/2020FullYearFinancialResultsAnnouncement) and Sandfire Resources Company Overview (https://www.sandfire.com.au/site/About/company-overview)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the productivity and benefits derived from the relationship between Metalla and Sandfire, future development, the exploration potential at the Endeavor mine and the Tenements, proposed timing of exploration and development plans and expenditures by Sandfire, production, recoveries, cash flow and other anticipated or possible future developments at the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and the potential for Metalla to become one of the leading gold and silver companies for the next commodities cycle. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.